LULULEMON ATHLETICA INC.
2285 Clark Drive
Vancouver, British Columbia
Canada, V5N 3G9
July 24, 2007
Via EDGAR and Facsimile
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Scott Anderegg, Esq., Staff Attorney

Re:	lululemon athletica inc. (f/k/a Lululemon Corp.) Registration Statement on Form S-1 Registration No. 333-142477
Dear Mr. Anderegg:
               lululemon athletica inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1, Registration No. 333-142477 (as amended, the “Registration Statement”), be accelerated so that the Company’s Registration Statement will become effective, pursuant to Rule 430A, at 3:00 p.m. Eastern Daylight Time on Thursday, July 26, 2007, or as soon thereafter as practicable.
               In connection with this acceleration request, the Company acknowledges that:
•	should the U.S. Securities and Exchange Commission (“Commission”), or its Staff (“Staff”) acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the Registration Statement’s disclosures; and

•	the Company will not assert Staff comments or the declaration of the Registration Statement’s effectiveness by the Commission, or the Staff acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, LULULEMON ATHLETICA INC.
By:	/s/ John E. Currie
John E. Currie
Chief Financial Officer